Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)

	Three months ended March 31,
	2015		2014
Income (loss) before income taxes (1)	$124,331		$103,311
Add fixed charges:
Interest expense	22,634		22,404
Amortization of discount on convertible notes (2)	4,326		6,131
Amortization of debt issuance expense	689		842
Interest portion of rent expense	3,724		3,749
Adjusted income (loss)	$155,704		$136,437
Fixed charges:
Interest expense	$22,634		$22,404
Amortization of discount on convertible notes (2)	4,326		6,131
Amortization of debt issuance expense	689		842
Interest portion of rent expense	3,724		3,749
Fixed charges	$31,373		$33,126
Ratio of earnings to fixed charges	5.0	x	4.1	x

(1)
Certain of the Company’s debt agreements and indentures provide for the exclusion of various special charges from applicable financial covenant coverage calculations.  The following listing of charges, which are included in the Company’s income from continuing operations before income taxes, includes certain of these excludable charges (in thousands):

	Three months ended March 31,
	2015	2014
Settlement, litigation and other related charges (a)	$9,820	$7,052
Other charges (b)	1,049	10,276
Total - non-interest expense special items	$10,869	$17,328
(a) See further discussion at the "Commitment and Contingencies" note of the Notes to the Consolidated Financial Statements.
(b) See further discussion at the "Other Charges" caption of the "Significant Accounting Policies" note of the Notes to the Consolidated Financial Statements.

(2)	See the “Debt” note of the Notes to Consolidated Financial Statements.